UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 6, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Financial Statements

June 30, 2003

(Unaudited)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

As at June 30, 2003 and September 30, 2002

	June 30, 2003 $ (unaudited)	September 30, 2002 $
Assets

Current assets
Cash and cash equivalents	4,013,830	4,119,804
Restricted cash and marketable securities	170,508	348,821
Accounts receivable and prepaid expense	273,221	50,660

	4,457,559	4,519,285

Long-term investment	267,092	267,092

Property, plant and equipment - net of accumulated depreciation of $43,478 (2002 - $43,073)	1,974	2,380

Mineral properties (note 2)	38,262,991	33,985,709

	42,989,616	38,774,466

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,838,152	2,675,524
Deferred exploration commitments	170,508	348,821

	3,008,660	3,024,345

Shareholders' Equity

Capital stock (note 3)	56,727,415	51,460,577
Contributed surplus (note 3(b))	42,175
Deficit	(16,788,634)	(15,710,456)

	39,980,956	35,750,121

	42,989,616	38,774,466

Approved by the Board of Directors

_____________________Director            ____________________Director

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statement of Loss and Deficit

As at June 30, 2003 and September 30, 2002

	Three Months Ended June 30,		Nine Months Ended June 30,
	(unaudited)		(unaudited)
	2003	2002	2003	2002

General exploration expenditures	$15,928	$2,075	$20,005	$10,749

Administrative expenses
Accounting and legal	16,214	13,662	144,782	54,881
Capital taxes	9,551	-	9,551	-
Consulting	133,184	73,947	337,606	221,284
Depreciation	135	636	406	3,385
Filing and transfer fees	13,980	8,893	155,689	44,691
Foreign exchange	8,914	52,618	24,750	60,766
Miscellaneous	1,337	420	14,354	12,707
Office	54,852	35,476	181,513	130,325
Promotion and travel	95,747	40,544	246,884	89,266

	333,914	226,196	1,115,535	617,305

	349,842	228,271	1,135,540	628,054

Other income
Gain on sale of marketable
securities	-	-	-	400
Interest income	18,796	976	57,362	1,223

	18,796	976	57,362	1,623

Net loss for the period	(331,046)	(227,295)	(1,078,178)	(626,431)

Deficit - Beginning of period	(16,457,588)	(15,599,232)	(15,710,456)	(15,200,096)

Deficit - End of period	$(16,788,634)	$(15,826,527)	$(16,788,634)	$(15,826,527)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Weighted average number of
outstanding shares	33,763,602	28,052,626	32,575,435	25,939,061

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Cash Flows

As at June 30, 2003 and September 30, 2002

	Three Months Ended June 30,		Nine Months Ended June 30,
	(unaudited)		(unaudited)
	2003	2002	2003	2002
Cash flows from operating
activities
Net loss for the period	$(331,046)	$(227,295)	$(1,078,178)	$(626,431)
Items not affecting cash:
Amortization	135	636	406	3,385
Options issued for consulting	42,175	-	42,175	-
Gain on sale of marketable
securities	-	-	-	(400)
	(288,736)	(226,659)	(1,035,597)	(623,446)
Changes in non-cash working
capital items:
Accounts receivable and prepaid
expenses	(47,715)	15,959	(222,561)	(4,027)
Accounts payable and accrued
liabilities	(123,381)	45,432	(263,780)	222,282

	(459,832)	(165,268)	(1,521,938)	(405,191)
Cash flows from financing
activities
Shares issued for cash - net of issue
costs	1,392,499	1,799,618	5,266,838	3,677,615
Subscriptions	-	(201,500)	-	-

	1,392,499	1,598,118	5,266,838	3,677,615
Cash flows from investing
activities
Long-term investment	-	-	-	16,400
Exploration commitments	(49,832)	-	(178,313)	-
Restricted cash and securities	49,832	-	178,313	-
Purchase of capital assets	-	(1,661)	-	(1,661)
Mineral property cost	(1,997,448)	(965,204)	(3,850,874)	(1,622,271)

	(1,997,448)	(966,865)	(3,850,874)	(1,607,532)
Increase (decrease) in cash and
cash equivalents	(1,064,781)	465,985	(105,974)	1,664,892
Cash and cash equivalents -
Beginning of period	5,078,611	1,236,343	4,119,804	37,436
Cash and cash equivalents - End
of period	$4,013,830	$1,702,328	$4,013,830	$1,702,328

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

As at June 30, 2003 and September 30, 2002

Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, except as described in note 3(b).

Mineral properties

	Total costs to September 30, 2001 $	Costs incurred during 2002 $	Disposition/ write-offs during 2002 $	Total costs to September 30, 2002 $	Costs incurred during Fiscal 2003 $	Total costs to September 30, 2003 $

Mexico El Salvador
Acquisition	1,775,608	114,064	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	-	2,424,236
San Nicolas	3,556,152	438,373	-	3,994,525	9,455	4,003,980
Tamara	1,805,489	43,770	-	1,849,259	-	1,849,259
	9,561,485	596,207	-	10,157,692	9,455	10,167,147

Faja de Plata San Jeronimo
Acquisition	561,994	71,801	-	633,795	13,362	647,157
Exploration	989,130	13,441	-	1,002,571	39,362	1,041,933
Penasquito
Acquisition	11,202,506	1,428,260	-	12,630,766	1,156,380	13,787,146
Exploration	1,441,174	2,145,406	-	3,586,580	2,393,651	5,980,231
Ramos	2,121,882	150,062	(448,000)	1,823,944	465,320	2,289,264
El Castor	-	-	-	-	7,855	7,855
	16,316,686	3,808,970	-	19,677,656	4,075,930	23,753,586

El Pirul
Acquisition	9,483	1,584	-	11,067	7,023	18,090
Exploration	107,796	10,996	-	118,792	103,701	222,493
	117,279	12,580	-	129,859	110,724	240,583

Naranjo
Acquisition	-	-	-	-	-	-
Exploration	16,621	22	-	16,643	17,094	33,737
	16,621	22	-	16,643	17,094	33,737

Almoloya
Acquisition	-	-	-	-	18,452	18,452
Exploration	-	3,859	-	3,859	23,537	27,396
	-	3,859	-	3,859	41,989	45,848

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

As at June 30, 2003 and September 30, 2002

Bacanora
Acquisition	-	-	-	-	1,185	1,185
Exploration	-	-	-	-	20,905	20,905
	-	-	-	-	22,090	22,090

	26,012,071	4,421,638	(448,000)	29,985,709	4,277,282	34,262,991

Canada Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	4,000,000
Exploration	-	-	-	-	-	-
Deferred gain	-	-	-	-	-	-
	4,000,000	-	-	4,000,000	-	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	4,277,282	38,262,991

Capital Stock

a)

Authorized

100,000,000 (2002 - 100,000,000) common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to the exercise of share purchase warrants	2,078,417	2,915,838
Pursuant to the exercise of stock options	1,226,000	2,351,000

Balance at June 30, 2003	34,288,465	56,727,415

b)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and dependent contractors or consultants. The exercise price of each option at granting is equal to or greater than the market price of the company's stock at the date of grant.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

As at June 30, 2003 and September 30, 2002

	June 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $

Balance outstanding - Beginning of year	4,111,500	1.68	2,595,000	1.98
Granted	325,000	3.15	2,225,000	1.28
Exercised	(1,226,000)	1.92	(413,500)	1.22
Cancelled/expired	-	-	(295,000)	2.00

Balance outstanding - End of period	3,210,500	1.74	4,111,500	1.68

Of the balance of options outstanding 3,135,500 were exercisable as at June 30, 2003.

Effective October 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees.

In June 2003, the Company granted 25,000 of stock options to non-employees and accordingly, the fair value of these options of $42,175 was charged to the income statement. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at June 30, 2003:

Risk-free interest rate	3.23%
Expected dividend yield	-
Expected stock price volatility	75%
Expected option life in years	3.5

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

As at June 30, 2003 and September 30, 2002

The pro forma effect on net loss and loss per share for the period ended June 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(1,078,178)
Compensation expense	(358,877)
Pro forma	$(1,437,055)

Basic and diluted loss per share
Reported	$(0.03)
Pro forma	$(0.04)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition and development of resource properties.

Geographic information

Revenues from operations in the period ended June 30, 2003 and the year ended September 30, 2002 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic locations are as follows:

	June 30, 2003 $	September 30, 2002 $

Canada	4,269,066	4,269,472
Mexico	34,262,991	29,985,709

	38,532,057	34,255,181

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

As at June 30, 2003 and September 30, 2002

Subsequent event

As at September 30, 2002, the Company owed Teck Cominco approximately $2 million, these funds having been spent on the Company's behalf for exploration, development and land acquisition at the San Nicolas project. Subsequent to June 30, 2003 the Company reached agreement to pay the amounts owing to Teck Cominco, including interest, totalling $2,436,330. The agreement is subject to execution of a final agreement and regulatory approval.

Anglo American Mexico ("Anglo") notified the Company on July 20, 2003 that it was withdrawing from the option agreement covering the Almoloya property. The work completed by Anglo has significantly advanced the project. The Company intends to find a new joint venture partner to take the project forward.